1-A/A

11/30/2010 13:15 FAX 2814893878 RON PERRY


10010554

The Carlyle | ULTRA

2310 Converse Houston, TX 77006

Per the United States of America's Securities and Exchange Act of 1933's Regulation A section (rules 251 to 346) The Carlyle | ULTRA, inc. herein notifies the Securities and Exchange Commission that this Facsimile communication (which is allowed per rule 252.h.2) serves as an amendment to the company's filing document "form 1-A."

The amendment amends the form to now include a delaying notification stipulated in Rule 252.g.2 which suggests the following sentence be included in the filing,

> "this offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

The previous sentence should be considered to be on the bottom of the first page of the company's form 1-A. The company chooses at this time to wait for order of the commission to qualify the company's filing.


Received SEC
NOV 30 2010
Washington, DC 20549

Vice President Jason Perry as Individual

President James Perry as individual

Vice president Jason Perry for the company

President James Perry for the Company